kaZING, Inc.



Annual Report

70 Main Street, Suite 401,
Peterborough, NH 03458
Kazingapp.com

This Annual Report is dated April 28, 2017

BUSINESS

OVERVIEW

kaZING, a Delaware Corporation formed on September 10, 2015, has developed an app for last-minute help, within the business sector often referred to as the "On Demand Economy." kaZING views itself as a software-based Logistics Company, and believes that there is a significant business opportunity for a technological solution that allows individuals and businesses to find near-immediate help in a wide variety of tasks.

FORMATION

THE COMPANY kaZING, Inc. (the "Company", "we" or "us") was formed on September 10, 2015, as a Delaware corporation. The Company was founded by PeoplesVC, Inc., a Delaware corporation formed on December 17, 2012. Please see "Related Party Transactions" below. The Company filed an Amended Certificate of Incorporation on November 3, 2015, to change its name from "qaZING, Inc." to "kaZING, Inc." This Amended Certificate of Incorporation was accepted by the Secretary of State of Delaware on

November 16, 2015. The Company filed an Amended Certificate of Incorporation on January 16, 2017 to change its name from "qaZING, Inc." to "kaZING, Inc.".   This Amended Certificate of Incorporation was accepted by the Secretary of State of Delaware on January 26, 2017. The Company is presently headquartered at 70 Main Street, Suite 401, Peterborough, New Hampshire, 03458.

PRODUCT

OVERVIEW

The Company has built, and continues to improve and develop, a software marketplace that serves two parties: "Customers" who are seeking help with a particular service, and "Providers" who are seeking to earn extra money. Customers can utilize the Company's app to post a job or task that they need help with, at which point Providers, depending upon what services they have pre-registered to potentially provide, and depending upon what geographic radius they have set for job notifications, are notified of a Customer's request for help. Customers can view the profile of interested Providers, review their ratings, see if their identity has been verified, and, at their discretion, choose a Provider. Providers, prior to expressing interest in an opportunity, can view the profile and previous ratings of Customers. This marketplace, in addition to mutual ratings, also offers cashless credit card payments to streamline efficiency.

The kaZING App is offered for free on both the Apple App Store and Google Play.

As of the date of this Annual Report, the Company charges a 20% commission for transactions.

SYSTEMS, SERVERS AND TECHNOLOGY

The Company has chosen to develop its web software platform utilizing Microsoft's .NET framework and Microsoft SQL Server database structures. The Company has developed its mobile applications within Angular Framework, using Cordova to access native phone functions, allowing a single set of source code to be compiled to run on multiple mobile devices/operating systems, such as "Android" , "OS", and "Blackberry". The Back End uses Entity Framework. While a multiple-platform compiler may not generate code that is as efficient and capable as fully natively written code, the efficiencies of scale of a multiple-platform compiler are a positive tradeoff during early development. The Company's content delivery systems and web servers are currently hosted by Godaddy, and Microsoft Azure, which provide content delivery system security, servers, managed backup and support. The Company's development code utilizes cloud-based subversion technologies that offer managed version consistency and control.

MOBILE APP FEATURES

The kaZING App continues to be developed and improved. Below is a list of current and expected features.

Logging In and Signing Up

· Onboarding Screens
· Login with email or Facebook

Main Interface

· Provider and Customer home screens

- · Request a new service
- · Manage current job requests (as a customer)
- · Manage current jobs (as a provider)
- · Map view for providers looking for local jobs in all service categories
- · List view of local jobs that match providers' skillsets
- · Ability to easily switch between using kaZING as a customer and provider
- · Pick and manage skills as a provider
- · Save a favorite provider as a customer so you can hire them again in the future
- · Customers able to view providers interested in jobs, including ratings, reviews, profiles, etc.

Profiles, Ratings, and Reviews

- · Profiles
- · Identity verification
- · Profile picture
- · Name, address (kept private), email (kept private), phone number (kept private)
- · Bios for both Customers and Providers
- · Manage optional background check (still in development)
- · View your own ratings and reviews as both a customer and provider

In-App Payments

- · Manage payment information (secure)
- · Save multiple credit cards
- · Pay out to either bank account or Venmo digital wallet
- · Save a credit card as default card

Settings

- · Settings
- · Job discovery range (1-100 miles)
- · Notification settings (Toggle push notifications, email notifications, and text notifications)
- · About kaZING
- · Read about how kaZING works with a helpful infographic
- · View frequently-asked questions
- · View the kaZING Terms of Use, Privacy Policy, and Refund Policy
- · Contact kaZING support
- · Share kaZING with friends at the click of a button

In-App Chat

- · In-app chat
- · See all chats in one menu
- · Choose from text, camera, or attach a photo

INTEGRATION AND APIs

Blockscore – Real-time identity verification for vetting service providers

Braintree – Owned by Paypal, Braintree is the go-to payment processing company for businesses in the on-demand economy

Twilio – Twilio allows kaZING to send optional notifications and reminders via text

Venmo – Venmo is a digital wallet and a perfect solution for users that do not have a bank account for direct deposits

Google Maps – Map view that displays local jobs overlaid on google maps data

Jango SMTP – Reliable transactional email service for payment confirmations
osTicket – Customer support ticket system

Facebook Login - Allows users with Facebook accounts to log into the app quickly and easily

MARKET & OPERATIONS

The company is establishing an on demand software platform and marketplace to help service providers and clients do business.

The principal mechanism for the use of this marketplace is a computer application that is deployed on mobile devices. This system allows Customers seeking a service to post their need (for example, a Customer seeking someone to do yard work, run an errand, perform at an event, tutor, provide technical support, etc.), view local service providers interested in providing help, and ultimately select a service provider to provide service. The system accommodates the billing and financial transactions electronically without cash, checks, or other forms of physical-world payment. Customers are able to rate Providers, and Providers are able to rate Customers, creating a method of accountability in which Customers and Providers who act politely and professionally are rewarded.

The Company believes there is a largely untapped need for this marketplace, and that the advent of smartphones with built in GPS capabilities makes this product potentially very functional and practical.

THE COMPANY's CURRENT OPERATIONS TO DATE: The Company released its beta version of its app in January, 2017, for the purpose of testing its software, testing marketing campaigns, and receiving feedback from both Customers and Providers, in order to continue to refine its application and marketing practices. The Company's primary beta testing has been within the area of the Company's offices in South-West New Hampshire, although it has also been acquiring Providers in other areas of the United States.

THE COMPANY's PROSPECTIVE OPERATIONS: The Company intends to continue developing and refining its software, and to actively pursue signing up Providers in the United States. Once the Company feels it has built a meaningful and effective network of Providers within the United States, it plans to then market its app to prospective Customers in regions of the United States where it feels it has a substantial amount of Providers seeking to earn extra money.

MANAGEMENT & CONTRACTORS

The Company has one full time and 5 part time employees.

As of the date of this Annual Report, a portion of the Company's software development operations are conducted using independent contractors and software developers based within the United States.

Management

Mr. Jason N. Garland serves as the Chief Executive Officer of the Company.   Mr. Jason N. Garland graduated from the University of Vermont, with a BA degree in Chinese and Asian Studies which he received in May, 2016, with minors in Mathematics and Spanish. Mr. Jason N. Garland was inducted into the Phi Beta Kappa Honors Society in December, 2015. Mr. Jason N. Garland had served as co-founder and Director of Social Media for PeoplesVC, Inc., and is a co-founder of kaZING, Inc.

The Company currently has two members of its Board of Directors: Mr. Akhil D. Garland, and Mr. Jason N. Garland. Mr. Jason N. Garland has served as co-founder and Director of Social Media for PeoplesVC, Inc. since 2012. The Company may increase the number of directors in the future.

Mr. Akhil D. Garland serves as a Director of the Company, as well as the Secretary and Treasurer. Mr. Akhil D. Garland also serves as the Chief Executive Officer of PeoplesVC, Inc., the Company's initial investor. Mr. Akhil D. Garland holds a B.A. in mathematical sciences from Connecticut College, which he received in 1985. Mr. Akhil D. Garland previously was the Information Technology director for Community Care Systems, Inc., an international healthcare company headquartered in Boston as well as the IT Director for the Massachusetts College of Art in Boston. Mr. Akhil D. Garland was founder and CEO of Essential.com (an internet energy and communications marketplace that raised over $80 million in venture capital financing), Garland Enterprises, Inc. (an internet publishing business) and Utopia Living, Inc. (also doing business as Book A Home Now.com). Mr. Akhil D. Garland was a founder of Flying Networks, Inc. (a company that manufactured insect traps). Mr. Akhil D. Garland founded PeoplesVC, Inc. in December of 2012. In the past five years, Mr. Akhil D. Garland was formerly a director of The Well Inc., a 501(c)(3) nonprofit, CrowdfundVC, LLC, Wall + Main, Inc., PeoplesVC, Inc., PeoplesVC LLC, CrowdfundVC, and International App Factory LLC. He is currently a director and president of Utopia Living, Inc. As of the date of this Annual Report, Mr. Akhil D. Garland has not yet received any cash compensation for his work for the Company.

Board of Advisors

The Company has established an informal Board of Advisors with whom the Company can share ideas and feedback about the Company's direction with the Company's Chief Executive Officer, Mr. Jason N. Garland. The Board of Advisors exercises no management authority over the Company and the members of the board of advisors owe no fiduciary or other duties to the Company. The members of the Board of Advisors receive stock options issued pursuant to the Company's 2015 Non qualified Stock Option Plan in exchange for their services.

Current members of the Company's Board of Advisors, as of the date of this Annual Report, include former White House Chief of Staff Andrew Hill Card Jr., former member of the United States House of

Representatives, Stephens Pell Jackson, a super-bowl award-winning consumer marketing expert, and P.J. O'Rourke, an internationally acclaimed writer.

Legal Proceedings

The company does not have any legal proceedings material to its business or financial condition, has not had any bankruptcy, receivership, or similar proceeding, and no material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

Intellectual Property

The Company filed, October 8th, 2015, with the United States Patent and Trademark office for a trademark for the word "KAZING." The Company received a Notice of Allowance from the United States Trademark Office on November 29th, 2016 for the use of this mark.   The Company submitted a Statement of Use, which has been reviewed, and anticipates receiving a notice of filing in the Federal Register at some point within the next 90 days from the date of filing of this Annual Report.

Indebtedness

On October 15, 2015, the Company entered into a $100,000 line of credit agreement with PeoplesVC, Inc. (the "Line of Credit Agreement"). PeoplesVC, Inc., as of the offering date of this Offering Memorandum, owns 25,000,000 shares of the Company's common stock. Advances under the Line of Credit Agreement bear interest at a rate of 3% per annum. Any unpaid principal and interest amounts were due on December 1, 2016. PeoplesVC, Inc. has the right to reject any request for an advance in its sole discretion.

As of December 31, 2016, $16,947 has been drawn under the Line of Credit Agreement, however, the Company may draw some or all of the funds available under the Line of Credit Agreement to fund its operations and offering expenses during the pendency of this Offering. The Company has no obligation to draw funds from the Line of Credit Agreement, and all draw requests are subject to the approval of its lender, PeoplesVC, Inc.

As of Dec 31, 2016, the Company had $17,549 in short term debt, and $92,549 in long term debt (see Exhibit A).

Convertible Notes

The Company began selling Convertible Notes to Accredited Investors March 8, 2016.   The Convertible notes bear an annual interest rate of 10%, convert into equity upon a Qualified Financing Event, and if/when they convert into equity, they convert at a 50% discount.   As of the date of this Annual Report, the Company has sold $95,000 of Convertible Notes, and anticipates continuing to sell these notes until Company deems, at its own discretion, that it has raised sufficient amounts of funds through the sale of these notes to meet its capital needs.

Regulatory Information

The company, to its knowledge, has not previously failed to comply in regards to Reg CF requirements.

Risk Factors

If you are considering an investment, the Company's Risk Factors can be viewed in Exhibit B.

Financial Condition

Financial Statements

See Exhibit A for 2016 Reviewed Financial Statements.

Directors, Executive Officers, and Significant Employees

	Name	Position	Age	Term of Office	Hours/Week for PT Employees
Executive Officers[1]:	Jason N. Garland	C.E.O.	22	03/2016	n/a
	Akhil D. Garland	Secretary	52	09/2015	n/a
	Akhil D. Garland	Treasurer	52	09/2015	n/a
Directors[2]:	Jason N. Garland	Director	22	12/2015	n/a
	Akhil D. Garland	Director	52	09/2015	n/a

Significant Employees: None

[1]Voted in by Board of Directors
[2]Elected by Vote of Stockholders

Family Relationships

Jason N. Garland, who holds the positions of C.E.O., and Director, is the son of Akhil D. Garland, who holds the positions of Director, Secretary, and Treasurer.

Business Experience

Mr. Jason N. Garland serves as the Chief Executive Officer of the Company. Mr. Jason N. Garland has limited Business Experience: Mr. Jason N. Garland graduated from the University Of Vermont, with a BA degree in Chinese and Asian Studies in May of 2016,with minors in Mathematics and Spanish. Mr. Jason N. Garland was inducted into the Phi Beta Kappa Honors Society in December, 2015. Mr. Jason N. Garland has served as Co-Founder and Director of Social Media for PeoplesVC, Inc., and is a co founder of kaZING, Inc.

Mr. Akhil D. Garland currently serves as a Director of the Company, as well as its Secretary and Treasurer. Mr. Akhil D. Garland served as the Chief Executive Officer of the Company, from its date of formation until March 7th, 2016. Mr. Akhil D. Garland is also the Chief Executive Officer of PeoplesVC, Inc., formed in December, 2012, the Company's initial investor. Mr. Akhil D. Garland holds a B.A. in mathematical sciences from Connecticut College, which he received in 1985. Mr. Akhil D. Garland previously was the Information Technology director for Community Care Systems, Inc., an international healthcare company headquartered in Boston as well as the IT Director for the Massachusetts College of Art in Boston. Mr. Akhil D. Garland was founder and CEO of Essential.com (an internet energy and communications marketplace that raised over $80 million in venture capital financing), Garland Enterprises, Inc. (an internet publishing business) and Utopia Living, Inc. (also doing business as Book A Home Now.com). Mr. Akhil D. Garland was a founder of Flying Networks, Inc. (a company that manufactured insect traps). Mr. Akhil D. Garland founded PeoplesVC, Inc. in December of 2012. In the past five years, Mr. Akhil D. Garland was formerly a director of The Well Inc., a 501(c)(3) nonprofit, CrowdfundVC, LLC, Wall + Main, Inc., PeoplesVC, Inc., PeoplesVC LLC, CrowdfundVC, and International App Factory LLC. He is currently a director and president of Utopia Living, Inc. As of the date of this Offering Memorandum, Mr. Akhil D. Garland has not yet received any cash compensation for his work for the Company.

Board of Directors

Mr. Jason N. Garland, the Company's C.E.O. and Board Member, served as Co-Founder and Director of Social Media for PeoplesVC, Inc. since 2012, and graduated from the University of Vermont as an undergraduate class member of 2016, with a double major in Mandarin and Asian Studies, and a minor in Spanish and Mathematics.

Neither Jason N. Garland, or Akhil D. Garland, have ever been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), and neither Jason N. Garland, or Akhil D. Garland, have filed any petitions under the federal bankruptcy laws or any state insolvency law within the last five years.

Principal Security Holders

Name of Shareholder	Number/Class of Securities Held
PeoplesVC, Inc.	25,000,000 shares of Common Stock

PeoplesVC, Inc. 25,000,000 Shares of Common Stock

Related Party Transactions

On October 15, 2015 the Company entered into a Credit Line Agreement with its initial investor PeoplesVC, Inc. The Company's Director, Secretary, and Treasurer, Mr. Akhil Garland, owns, as of the commencement date of this Offering, a majority interest in PeoplesVC, Inc.

Mr. Jason N. Garland, the Chief Executive Officer and member of the Company's Board of Directors is the son of the Company's Director, Secretary, and Treasurer, Mr. Akhil D. Garland.

Utopia Living, Inc., a private company owned by Mr. Akhil D. Garland, helps test the Company's platform by searching for and utilizing independent contractor Providers that provide real estate maintenance-related services. In these instances, Utopia Living, Inc. utilizes a discount code that provides up to 20% off services provided. This 20% discount equates to revenue the Company would have received from these transactions under normal circumstances, and is waived because the Company receives value from Utopia Living, Inc. in the form of identifying system bugs and problems, as well as identifying opportunities for improvements to the Company's business model and platform.

Exhibits

Exhibit A: Reviewed Financials 2016

KAZING, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT



TABLE OF CONTENTS



LYNN C. RUST, CPA PC
A CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders of
KaZING, Inc.
Peterborough, New Hampshire

We have reviewed the accompanying financial statements of **KaZING, Inc.**, which comprise the balance sheet as of December 31, 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytic procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Swanzey, NH
April 27, 2017

217R Old Homestead Highway ■ Swanzey, NH 03446-2140
Voice: (603) 358-6565 ■ Fax: (603) 358-6611 ■ email: lrust@lcrcpa.com ■ www.lcrcpa.com

KAZING, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS

Cash	$	19,495
Total current assets		19,495

OTHER ASSETS

Intangible assets, net of accumulated amortization of $1,550		23,450
Total other assets		23,450
Total assets	$	42,945

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	576
Line of credit - PVC		16,947
Payroll liabilities		26
Total current liabilities		17,549

NONCURRENT LIABILITIES

Convertible note		75,000
Total noncurrent liabilities		75,000
Total liabilities		92,549

STOCKHOLDER'S EQUITY

Common stock, $0.001 par value; 60,000,000 shares authorized,		
25,088,536 issued and outstanding		25,089
Additional paid in capital		24,701
Retained earnings (deficit)		(99,394)
		(49,604)
	$	42,945

See notes to financial statements and independent accountant's review report.

2

KAZING, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2016

NET REVENUE		
Sales revenue	$	1,396
Interest income		13
		1,409
OPERATING EXPENSES		
Wages		27,574
Payroll taxes		2,480
Repairs		379
Licenses and fees		1,586
Interest expense		5
Advertising		17,881
Bank service charges		393
Insurance		392
Office expense		747
Product expense		37,141
Professional fees		2,000
Vehicle expense		15
Utilities		152
Meals and entertainment		637
Amortization expense		1,133
		92,515
NET LOSS		(91,106)
RETAINED EARNINGS (deficit), beginning of year		(8,288)
RETAINED EARNINGS (deficit), end of year	$	(99,394)

3

KAZING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(91,106)
Adjustment to reconcile net income to net cash provided by (used for) operating activities -		
Amortization		1,133
Changes in operating accounts:		
Accounts payable		561
Net cash used for operating activities		(89,412)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from convertible debt	75,000
Proceeds from stock sales	24,790
Borrowing from line of credit	6,947
Net cash used for financing activities	106,737

NET INCREASE IN CASH		17,325
CASH, beginning of year		2,170
CASH, end of year	$	19,495

See notes to financial statements and independent accountant's review report.

4

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity

KaZING, Inc. (formerly 'qaZING, Inc.') was formed on September 10, 2015 as a Delaware corporation. The Company is presently headquartered in Peterborough, New Hampshire. The Company is seeking to establish an on-demand platform and marketplace to help service providers and clients do business with each other. The principal mechanism for the use of this marketplace is anticipated to be a computer application that is deployed on mobile devices. The Company believes that there is untapped need for this marketplace, and the advent of smartphones with built-in GPS capabilities makes this product potentially very functional and practical To date, the Company has had extremely limited operations. It is actively developing a website and a mobile device software application to create its marketplace platform to connect service providers with clients

Basis of accounting

The Company maintains its records on the accrual basis of accounting which recognizes income when earned and expenses when incurred. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers cash equivalents to be all highly liquid securities with an original maturity of three months or less. There were no cash equivalents during year ended December 31, 2016.

See independent accountant's review report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amortization

The Company follows the policy of charging to expense annual amounts of amortization which allocate the cost of intangible assets over their estimated useful lives. The Company uses the straight-line method for determining annual charges for amortization. Costs related to acquiring organizational costs and other intangible assets are capitalized and amortized over the assets' estimated useful lives. Generally, these intangible assets are amortized over 15 years, which commences once the asset is obtained.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $17,881 for the year ended December 31, 2016.

2. INTANGIBLE ASSETS

As of December 31, 2016, intangible assets were comprised of the following:

Organizational costs	$	17,000
Intellectual property		8,000
		25,000
Less: accumulated amortization		1,550
	$	23,450

Amortization expense was $1,133 for the year ended December 31, 2016.

3. LINE OF CREDIT

On October 1, 2015, the Company entered into a line of credit agreement with a certain related party for $100,000. It is available for working capital purposes. The line is payable on demand and bears interest at a rate of 2% per annum. Any unpaid principal and interest amounts are due on December 1, 2017. At December 31, 2016, the Company had $16,947 drawn on the line that is reported on the balance sheet as a current liability.

4. **PREFERRED STOCK**

At December 31, 2016, there were 20,000,000 shares of preferred stock authorized, no shares were issued and outstanding.

5. **ISSUANCE OF COMMON STOCK**

On September 10, 2015 the Corporation issued 25,000,000 shares of $.001 par value common stock to a single corporate stockholder in a non-cash transaction. In lieu of cash, the Company received intellectual property valued at $8,000 and the stockholder paid for the Company's organizational costs totaling $17,000. The value of the intellectual property and organizational costs were determined based on the actual expenses incurred by the stockholder in arms lengths transactions with third parties.

In 2016, the Corporation issued 88,536 shares of $.001 par value common stock through Regulation A Crowdfunding efforts for $0.28 per share.

6. **NONQUALIFIED STOCK OPTION PLAN**

On September 18, 2015, the Company adopted a Nonqualified Stock Option Plan, authorizing the grant of stock options exercisable for up to 5,000,000 shares of common stock. As of December 31, 2016, no options to acquire shares of common stock are promised or outstanding relating to grants to advisors and consultants of the Company. These grants vest over terms ranging from two to four years subject to the grantee's continued service to the Company.

7. **RELATED PARTY TRANSACTIONS**

The Company entered into its line of credit agreement with PeoplesVC, a corporation under common control, for $100,000 with interest being paid at a rate of 2% per annum. Borrowings for December 31, 2016 year end were $6,947 - there were no loan repayments.

See independent accountant's review report.

8. RISKS AND UNCERTAINTIES

The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that KaZING, Inc. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 27, 2017, the date in which the financial statements were available to be issued. No events were identified that would require adjustment of or disclosure in the financial statements.

Exhibit B: Risk Factors

IF YOU ARE CONSIDERING AN INVESTMENT IN THIS COMPANY THROUGH INTERMEDIARY STARTENGINE.COM, IT IS EXTREMELY IMPORTANT TO NOTE THAT THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. AN INDIVIDUAL OR ENTITY CONTEMPLATING INVESTMENT IN THIS OFFERING ON THE STARTENGINE PLATFORM SHOULD GIVE CAREFUL CONSIDERATION TO THE ELEMENTS OF THE RISK SUMMARIZED BELOW, AS WELL AS THE OTHER RISK FACTORS IDENTIFIED ON STARTENGINE.COM.

PLEASE NOTE THAT REFERENCE BELOW TO AN "OFFERING MEMORANDUM" REFERS TO THE REGULATION CF OFFERING BY THE COMPANY ON STARTENGINE.COM.

RISK FACTORS DISCLOSED ON STARTENGINE

There are additional risk factors disclosed on the Intermediary's platform and can be found at StartEngine.com.

RISKS RELATED TO THE COMPANY

The Company has a very limited history of operations.

kaZING, Inc. commenced operations September 10th, 2015. Accordingly, the Company has an extremely limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that kaZING, Inc. will ever operate profitably.

The Company is and will continue to be controlled by its initial investor, PeoplesVC, Inc., and the interests of PeoplesVC, Inc. may differ from yours.

PeoplesVC, Inc. owned one hundred percent (100%) of the issued and outstanding Common Stock prior to the Company's Regulation CF Offering on StartEngine.com. Such ownership will enable PeoplesVC, Inc. to continue to control the Company's policies and affairs after this Offering is completed. Even if the maximum of three million five hundred seventy one thousand (3,571,000) Shares are sold in its StartEngine Offering and all shares of Common Stock reserved for issuance under the Company's 2015 kaZING Non qualified Stock Plan are issued, and management does not purchase any Shares in the Offering, PeoplesVC, Inc. will continue to hold voting power over a majority of the Common Shares. In addition, Mr. Akhil D. Garland, the Chief Executive Officer of PeoplesVC, Inc., and a Director of the Company, as of the date of the Start Engine Offering Memorandum, has a controlling interest in PeoplesVC, Inc. Mr. Akhil D. Garland's voting power will permit him to continue to control the Board of Directors of the Company after the Offering, even if the other shareholders of the Company desire to remove him. You should be aware that the interests of PeoplesVC, Inc., and its controlling shareholder Mr. Akhil D. Garland, may differ from yours in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Mr. Akhil D. Garland might conflict with your interests as an equity holder. Mr. Akhil D. Garland may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in his judgment, could enhance his equity investment, even though such transactions might involve risks to you as an equity holder, including the incurrence of additional indebtedness.

The Company relies solely on Mr. Jason N. Garland to manage its affairs.

Mr. Jason N. Garland is the Company's Chief Executive Officer. All decisions with respect to the management of the Company will be made exclusively by Mr. Jason N. Garland and any employees he may choose to hire. The holders of Shares will not have the right or power to take part in the management of the Company. Accordingly, no person should purchase Shares unless he or she is willing to entrust all aspects of the management of the Company to Mr. Jason N. Garland and any employees he may choose to hire. Mr. Jason N. Garland is not currently bound to the Company by any employment contract or other similar arrangement, nor has the Company purchased any life insurance over Mr. Jason N. Garland. The loss of Mr. Jason N.Garland could have a material adverse effect on the Company. Since we are not a public company, we are not subject to the information delivery and internal control requirements that are imposed upon public companies.

The Company will not have any securities registered under the Securities Act. As a result, the Company will not file any periodic or other public reports with the Securities and Exchange Commission or deliver proxy statements or information statements in connection with stockholders' meetings. In addition, the Company is not subject to the provisions of the Sarbanes Oxley Act of 2002 or the liability provisions of the Exchange Act and officers of the Company are not required to publicly certify the accuracy and completeness of any financial statements or other information relating to the Company. As a result, your ability to obtain information regarding Parent and its subsidiaries in the future will be limited.

Similarly, there have been many recent legislative enactments, such as the Sarbanes Oxley Act of 2002, which impose new internal control requirements upon public companies and have caused public companies to implement changes in their corporate governance practices. These new internal control requirements help to safeguard assets and prevent inefficient use of assets and wrongdoing. However, since these requirements are only imposed upon public companies and are very costly to implement, it is most likely that we will not implement many or any of these requirements. Therefore, our internal controls may not be as strong as those of many public companies.

The Company may have a geographically dispersed workforce.

The Company may utilize offshore resources such as offshore software developers, which, while providing significant cost savings as compared to hiring comparable U.S. resources, could present additional risks as it can be more difficult to manage costs and team members who are located in remote locations. The Company may utilize offshore resources and contractors for its development, for the advantages of both cost reduction and scalability. The Company's outsourced model offers the advantages of cost and scale, but the disadvantages include the challenges of communication and a sense of physical community. A geographically dispersed workforce could yield poor results and ultimately contribute to the failure of the Company.

RISKS RELATED TO THE COMPANY's BUSINESS The Company expects the providers that use its software marketplace to be Independent Contractors, but local, state, or federal authorities could require them to be classified as employees.

The Company's proposed business plan provides for the Company to create a software marketplace to connect clients seeking services with providers seeking to earn money. Providers would not be employees subject to employment tax, benefits, workman's compensation insurance, and instead would be classified as independent contractors, acting on their own free will. Labor law and the determination of the classification of workers centers around the concept of control " who controls workers or providers that are offering services. Two main categories of control are considered to be "behavioral control" and "financial control." The Company's business plan is to create a model that minimizes behavioral and financial control of service providers such that they would be classified as independent contractors. There can be no assurance, however, that local, state, and/or federal agencies will agree that the Company's workers are indeed independent contractors, and should the Company's independent contractors be required to be classified as employees, additional costs could be incurred by the Company that cause its business model to fail. The Company may be exposed to significant liability by operating as a marketplace for services.

While the Company intends to create a free marketplace in which clients seeking services can connect with, and pay service providers, it is possible that inappropriate and/or illegal behavior by its marketplace users, or accidents by its users, could cause personal damage or harm to its marketplace users. Incidents like these could cause claims against the Company and its management, and/or negative press, which could disrupt or destroy its ability to operate profitably, causing it to ultimately fail.

The Company's business plan calls for expansion that may be more costly and time consuming than we anticipate.

Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities which may negatively impact the Company. Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, (iii) such expansion may require more time to complete than management forecasts, and (iv) such expansion may require significant investment in regulatory compliance, all of which may have a material adverse effect on the Company's present and prospective business activities. The Company may not be able to develop a customer base and market acceptance. While the Company believes it can develop a customer base through the marketing and promotion of its website and corresponding mobile device application technology, the inability of the Company to develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive technologies will offer advantages over competitive companies and products, no assurance can be given that our products and website will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations. The Company faces substantial competition.

Competition for the Company is expected to come in many forms, including existing errand related companies such as "TaskRabbit" and "ThumbTack" , home services companies such as "Angies List", virtual contractor sites such as "UpWork", vertical service providers such as Uber", will present significant risks. There is the possibility that new competitors could seize upon kaZING, Inc.'s business model and produce competing products or services with similar focus. Any of these new competitors could be better capitalized than the Company or could execute their business model more effectively, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of kaZING, Inc.'s intended market. Mobile Device Application Software is complex and the Company has little experience in this activity. To date the Company has not produced any mobile device application software beyond its current versions. To the extent that the Company outsources production of such software to third parties, the Company may lose control over quality and consistency of production. These risks may have a material adverse effect on the Company and require changes to the business plan, revenue model and/or require us to obtain additional financing sooner than expected.

The Company may face unanticipated obstacles to the execution of its business plan, and its business plan may change significantly in the future. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. There can be no assurance, however, that the Company's proposed business plan is in fact achievable. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events. In such a case, the Company's business plans may change significantly, and among other things we may enter new lines of business, eliminate existing or proposed lines of business and/or change our revenue model. The Company is dependent on its technology platform to operate its business.

The Company will be dependent upon the successful and continuous functioning of its website and related technology platforms in order to operate its business. If the platform fails to perform as it has been designed, or is subject to malware, viruses, bugs or other defects, the Company may suffer operational, financial and reputational harm. If the Company's security measures are inadequate, customer financial information may be compromised and the Company could be exposed to material lawsuits and other claims. In addition, if the technology platform fails to scale to handle a sufficiently large number of transactions, the Company may not be able to operate profitably. Any shortcomings in the technology platform could have material adverse effect on the Company.

The Company may not be able to adequately protect its intellectual property.

The Company does not currently have any registered intellectual property. In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes that the Company has acquired, developed or may develop in the future. There can be no assurance that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to infringement or other claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others. The Company may be subject to risks inherent to general economic conditions in the US and worldwide. The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States and worldwide, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's services.

RISKS RELATED TO THE OFFERING AND THE SHARES

Note: Additional risks related to the offering, intermediary, etc. can be found on the Intermediary's website at StartEngine.com

The offering price for the Shares was determined arbitrarily by the Company.

The offering price for the Shares being offered in the Offering was arbitrarily determined by the Company and bears no relationship to the assets, book value, earnings, or other established criteria of value. In determine the offering price, such factors as the limited financial resources of the Company, the nature of the Company's assets, estimates of the growth potential of the crowdfunding industry, the amount of equity and voting control desired to be retained by the Company's existing equity holders, the amount of dilution to investors, and the general conditions of the securities market, were considered.

The Shares are subject to transfer restrictions and are illiquid.

The Shares have not been registered under the Securities Act, as amended, or qualified or registered under the securities laws of any state and, therefore, neither the Shares may be resold unless such securities are subsequently so registered or qualified or an exemption from such registration is available. The Company does not intend to register the Shares or the Common Stock under the Securities Act , as amended, or under the laws of any state. Prospective Investors will be required to represent in writing that they are purchasing the Shares for their own account for long term investment and not with a view towards resale or distribution. The Company has no obligation to redeem or retire the Shares, or pay any dividends on the Shares, at any time. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is unlikely that Investors will be able to liquidate their investment in the event of an emergency. It is not expected that there will ever be a public market for the Shares because there will be only a limited number of Shares offered and they are subject to restrictions on transferability.

The Shares are being offered pursuant to a newly available exemption under the JOBS Act of 2012.

The Shares are being offered for sale in reliance upon a newly effective exemption under title IV of the JOBS Act. This exemption permits an issuer to engage in general solicitation or general advertising of the offering and selling of securities pursuant to Rule Regulation A. We believe that this Offering is one of the first offerings to take advantage of this exemption. If we have incorrectly interpreted any provision of Rule Regulation A or the applicable related securities laws, or if retroactive regulations are implemented that result in our violation of the exemption, we may be required to offer rescission rights for the Shares and our financial condition may be in jeopardy. If any purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as the investments of any non rescinding purchasers. We may incur substantial indebtedness that could have a material adverse effect on the Company. In addition to our $100,000 Line of Credit Agreement, we may incur additional debt in the future to fund all or part of our capital requirements. Any future debt obligations could: * make it more difficult for us to satisfy our other obligations; * require us to dedicate a substantial portion of any cash flow we may generate to payments on debt obligations, which would cause losses and reduce the availability of cash flow to fund working capital, capital expenditures and other corporate requirements; * placing us at a competitive disadvantage compared to our competitors with less indebtedness * impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and * make us more vulnerable in the event of a downturn in our business prospects and limit the our flexibility to plan for, or react to, changes in our business or industry. If we were to fail in the future to make any required payment pursuant to the Line of Credit Agreement or under other agreements governing indebtedness we may undertake, we may be forced to go out of business and seek protection under bankruptcy laws, which could harm our future operations and overall financial condition and could lead to the loss of your entire investment in our Company. Investors in the Shares will have limited ability to affect how we conduct our operations. Investors in the Shares will have no right to direct how we conduct our operations. However, under specific circumstances relating to (i) amendments to our certificate of incorporation that alter any provision defining the rights, preferences, privileges or powers of the Shares in a manner adverse to the Shares (it being expressly agreed that authorization and issuance of a new class of security, whether senior or junior to the Shares, shall not be deemed to adversely alter the rights, preferences, privileges or powers of the Shares); (ii) increases in the authorized number of Shares; or (iii) certain repurchases or redemptions of capital, or payment of any dividend on any capital stock prior to the Shares, and under the limited circumstances required by Delaware law, the holders of the Shares will be entitled to vote as a class to approve such matters. This limited list of circumstances does not cover every action that could be taken by the Company that would be adverse to Investors in the Shares. Holders of a majority of the Shares may grant waivers, amend rights and/or approve matters that adversely affect your interest in the Shares. The rights, preferences, privileges or powers pertaining to the holders of the Shares as set forth in these documents may generally be amended, waived or modified by holders of a majority of the outstanding Shares. Any such amendment, waiver or modification, and any consent as described above under ' Investors in the Shares will have limited ability to affect how we conduct our operations," will be approved by the holders of at least 50% of the outstanding Shares. This means that other holders of the Shares may approve a decision that you disagree with, and you will be bound by their decision. In the event that one or a group of individuals acquires control over 50% of the outstanding Shares, they will be able to grant these approvals without any prior meeting, notice or vote by you. Management of the Company may purchase Shares in the Offering, and their interests may be different from yours. Management of the Company reserves the right, but has no obligation to, purchase up to four hundred thousand (400,000) Shares of the Company in this Offering for investment purposes on the same terms as other Investors. To the extent management of the Company purchases any Shares, they will be entitled to participate in any series or class vote of the Shares, and their interests may be different from the interests of outside Investors. We have not paid dividends in the past and do not expect to pay dividends in the future. Although the Shares are entitled to receive dividends on the Common Stock , we have never paid cash dividends on our Common Stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if our stock price appreciates. Future issuance of preferred stock could adversely affect the holders of common stock and the Shares.

The Company may in the future issue one or more new series of preferred stock that have rights that are on parity with or senior to those of the Shares. Any such issuance would result in dilution to the holders of the Shares, including from both an economic and voting perspective. The interests of investors in new preferred shares may be different from yours, and there can be no assurance that the number of preferred shares issued in the future will not outnumber the Shares, such that the Shares represent a minority of the preferred shares. In such a case, your interest in the Company could be materially adversely affected. In addition, a new issuance of preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company or, alternatively, granting the holders of preferred stock rights that would entrench management. In doing so, management would be able to severely limit the rights of stockholders to elect the board of directors, and could limit potential liquidity opportunities for your Shares. We cannot assure you that a change in control, public offering or other future liquidity event will occur or that, if such a transaction occurs, you will be allowed to participate therein and/or realize any return on your investment. There are no assurances that the Company will engage in the future in a change in control transaction, an initial public offering or other event that would allow Investors to realize a return on their investment. In addition, if and when any such liquidity event was to occur, we are providing no assurances as to what the terms and conditions of such liquidity event may be or whether you will be entitled to participate (if at all) in such a liquidity event on the same terms as senior management or any other stockholders of the Company. Investor funds may be tied up for a substantial period and subjected to risk in an escrow account.

Under the terms of the Offering, investors' funds may be held in escrow until the expiration of this Offering , and then returned without interest in the event there is no closing under the Offering or if your subscription is not accepted. It is possible that Investors' funds may be held in escrow for a considerable period of time, without interest or other compensation.

The Investor's funds will be held by FundAmerica Securities, LLC, as escrow agent, and will be invested or deposited by the escrow agent in accounts in the escrow agent's discretion. Investors' funds may still be subject to risk of loss in the event that any such investments or deposits do not retain their full value. The Company's capitalization is a risk.

Prior to this Offering, the Company was funded by PeoplesVC, Inc., as well as a bridge round of Convertible Note(s) sold to Accredited Investors. Independent of the amounts raised in this Offering the Company does not have any other assets or operations available to apply to its operations and existing obligations. The Company does have the right to borrow up to $100,000 under its Line of Credit Agreement, although it expects to draw some or all of these amounts during the pendency of this Offering. If the Company raises the minimum amount of $22,400 in the Offering, we currently expect this amount to last for not more than two (2) months of operations; if we raise the maximum amount of $999,880, we currently expect it to last us for not more than a total of twelve (12) months of operations. The actual amount of time that such funds last may be less. Even if the Company raises the maximum amount in this Offering, it may need to raise additional capital in the future to fund its operations and proposed business, and there is no guarantee that it will be able to do so.

Our Chief Executive Officer has broad discretion in the use of the proceeds from this Offering.

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds" and "Sources and Uses." The Company has broad discretion to use the funds obtained from this Offering for general working capital purposes, which may include purposes not presently contemplated which the Company deems to be in the best interests of the Company and its investors. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The Company may need to raise additional capital in the future, which could dilute, subordinate or otherwise adversely affect your investment in the Shares.

The Shares being offered hereby are being offered on an "all or none" basis only with respect to the first eighty thousand Shares of the Offering, with the remaining seventeen million Shares being undertaken on a strictly "best efforts" basis. If the Company raises the minimum amount of $22,400 in the Offering, we currently expect this amount to last for not more than two (2) months of operations; if we raise the maximum amount of $999,880, we currently expect it to last us for not more than a total of twelve (12) months of operations. The actual amount of time that such funds last may be less. Thereafter, we may need to raise additional capital. Any equity financing may be dilutive to equity holders, and debt financing, if available, would increase expenses and may involve restrictive covenants and/or the grant of security interests on our property. We may be required to raise additional capital at times and in amounts that are uncertain. Under these circumstances, if we are unable to acquire additional capital or are required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition. To the extent we need to raise additional capital, we may do so in the near future, if conditions in the markets are favorable. Any additional capital could take the form of public or private equity or debt financing. Such financings may not be available to us on commercially reasonable terms, or at all. If additional capital is needed and either unavailable or cost prohibitive, we may need to change our business plan or reduce or curtail operations. You should consult your own tax and legal advisors concerning tax risks. We urge each prospective Investor to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any Shares. Prospective Investors should not construe the information set forth in this Offering Memorandum as providing any tax advice and this Offering Memorandum is not intended to be a complete or definitive summary of the tax consequences of an investment in the Shares. Prospective Investors are advised to consult with their own tax counsel concerning the tax aspects of the investment in the Shares.